RIDER NO. 5

JOINT INSURED LIST

To be attached to and form part of Bond No. 234-62-22 - 02

In favor of Dunham Funds

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Dunham Loss Averse Growth Fund

2. This rider shall become effective as of 12:01 a.m. on 05/01/2010 standard time.

By: ____________________________

(Authorized Representative)

INSURED COPY

                                                                                                                                           234-62-22 - 02

SECRETARY’S CERTIFICATE

I, Hilarey M. Findeisen, being duly appointed Secretary of Dunham Funds, a Delaware statutory trust, duly certify and attest that, at a meeting of the Board of Trustees held on March 23, 2010, the following resolutions were adopted:

RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust, on behalf of the Dunham Loss Averse Growth Fund (“New Fund”), and its Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with amending the Fidelity Bond and Trustees’ and Officers’ Errors and Omissions Liability Insurance Policies to include the New Fund; and

FURTHER RESOLVED, that the proper officers of the Trust are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof.

IN WITNESS WHEREOF, I have executed my name as Secretary this 19th day of November, 2010.

/s/ Hilarey M. Findeisen_

Hilarey M. Findeisen

Secretary